NewsRelease TC Energy files 2024 annual disclosure documents CALGARY, Alberta – Feb. 14, 2025 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) has today filed with Canadian securities authorities: • Audited Consolidated Financial Statements for the year ended Dec. 31, 2024 with related Management’s Discussion and Analysis (Annual Report); and • The Company’s Annual Information Form for the year ended Dec. 31, 2024. In addition, TC Energy filed its Form 40-F for the year ended Dec. 31, 2024 with the United States Securities and Exchange Commission. Copies of the filed documents are available at sedarplus.ca, sec.gov (for the Form 40-F) and in the Investors section of the Company website at tcenergy.com. Shareholders may request a paper copy of the audited Consolidated Financial Statements, free of charge, by calling the Company at 1.800.661.3805. About TC Energy We’re a team of 6,500+ energy problem solvers connecting the world to the energy it needs. Our extensive network of natural gas infrastructure assets is one-of-a-kind. We seamlessly move, generate and store energy and deliver it to where it is needed most, to homes and businesses in North America and across the globe through LNG exports. Our natural gas assets are complemented by our strategic ownership and low- risk investments in power generation. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future- oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- EXHIBIT 99.1

Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522